HOMESTEAD FUNDS, INC.

4301 Wilson Boulevard

Arlington, VA 22203

January 12, 2016

VIA EDGAR

Ms. Alison White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Homestead Funds, Inc.
File Nos. 33-35788, 811-06136

Dear Ms. White:

Enclosed for filing via EDGAR pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is Post-Effective Amendment No. 58 (the “Amendment”) to the Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 59 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) for Homestead Funds, Inc. (the “Registrant” or the “Company”, and each series a “Fund” or together the “Funds”). In our view, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the 1933 Act.

In a phone conversation on November 25, 2015 with my colleague Alex Nagy, you communicated the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) comments with respect to:

•	Registrant’s Post-Effective Amendment No. 55 to the Registration Statement under the 1933 Act and Amendment No. 56 to the Registration Statement under the 1940 Act, as filed with the SEC on October 28, 2015 pursuant to Rule 485(a)(2) under the 1933 Act (the “October Amendment”), and

•	Registrant’s Post-Effective Amendment No. 57 to the Registration Statement under the 1933 Act and Amendment No. 58 to the Registration Statement under the 1940 Act, as filed with the SEC on November 13, 2015 pursuant to Rule 485(a)(1) under the 1933 Act (the “November Amendment”).

The Company has elected not to establish the new series that was disclosed in the October Amendment, and it will not file a post-effective amendment under Rule 485(b) for that new series. Accordingly, although the Staff provided comments to the Company on both filings, the Company will respond herein only to the comments pertaining to the November Amendment.

U.S. Securities and Exchange Commission

January 12, 2016

A summary of the Staff’s comments, along with the Registrant’s responses to those comments, are set forth below.

GENERAL MATTERS

1.	Comment:

Please provide a Tandy Letter along with the response to these comments.

Response:

The appropriate representations are included at the end of this letter.

2.	Comment:

Please advise why the registrant is starting a new series identical to an existing series.

Response:

Registrant has elected not to start the new series.

3.	Comment:

Explain supplementally what the registrant plans to do if the shareholder vote fails.

Response:

As Registrant disclosed in its definitive proxy filed on November 13, 2015, the Board was considering other options for the Fund, including closing and liquidating the Fund. However, the shareholder vote held on January 5, 2016 was successful, and the Fund’s new subadviser is scheduled to start managing the Fund on or about January 15, 2016.

PROSPECTUS

4.	Comment:

Cover page: Consider adding a parenthetical about the former name next to the Fund name on the cover page.

Response:

Comment accepted. The requested disclosure has been added on the cover page of the prospectus and on the cover page of the SAI.

5.	Comment:

On page 2 under Fees and Expenses: Since the shareholder fee section has no data, consider taking it out entirely.

Response:

Registrant has elected to leave in the shareholder fee table to make it clear to investors that there are no shareholder fees.

U.S. Securities and Exchange Commission

January 12, 2016

6.	Comment:

On page 2 under Principal Investment Strategies: It is unclear how factors bearing on whether a company is based outside the U.S. complies with the “tied economically” standard of Rule 35d-1. Please revise this disclosure.

Response:

Comment accepted. Registrant has clarified this disclosure.

7.	Comment:

On page 2 under Annual Fund Operating Expenses: Since this Fund will invest in other investment companies, please disclose acquired fund fees and expenses.

Response:

Acquired fund fees and expenses for this series were below 0.01% for the fiscal year ended December 31, 2015, and are included in “Other Expenses” pursuant to Form N-1A Item 3, Instruction 3(f)(i).

8.	Comment:

On page 2 under Principal Investment Strategies: Please disclose how the subadviser defines the term “emerging and frontier markets.”

Response:

Comment accepted. Registrant has added appropriate disclosure.

9.	Comment:

On page 3 under Principal Risks: If the Fund will be advised by or sold through an insured depository institution, then include disclosure that investment in the Fund is not insured nor a bank deposit pursuant to Form N-1A Item 4(b)(1)(3).

Response:

The Fund will not be advised by or sold through an insured depository institution.

10.	Comment:

On page 3 under Principal Risks: Since the prospectus discloses risks related to the financial sector, Japanese securities, and U.K. securities, disclose in the investment strategies section what the strategies are that trigger these risks. Generally, disclose strategies related to risks in the investment strategies section.

Response:

Comment accepted. Registrant has revised the disclosure to line up principal risks with the investment strategy section.

U.S. Securities and Exchange Commission

January 12, 2016

11.	Comment:

On page 3 under Principal Risks: Include a risk factor for investing in emerging markets if such investments are a major part of the investment strategy.

Response:

Comment accepted. The requested disclosure has been added.

12.	Comment:

On page 4 under Average Annual Total Returns: Should there be a parenthetical after MSCI EAFE to the effect that it does not reflect a deduction for fees, expenses or taxes?

Response:

Comment accepted. The requested disclosure has been added.

13.	Comment:

On page 4 under Average Annual Total Returns: The disclosure next to the asterisk is confusing.

Response:

Comment accepted. Registrant has clarified this disclosure.

14.	Comment:

On page 4 under Portfolio Management Team: State that the team has managed this Fund since 2016.

Response:

Comment accepted. The requested disclosure has been added.

15.	Comment:

On page 11 under Management of the Funds: Please advise whether REA managers are responsible for managing this Fund.

Response:

The prospectus states, under this section, “RE Advisers has entered into a subadvisory agreement with Harding Loevner under which it provides day-to-day discretionary management of the assets of the International Equity Fund.” REA managers are not responsible for day-to-day management of the Fund.

16.	Comment:

On page 11 under Management of the Funds: State that key professionals have been with the Fund since 2016, then list their other experience with Harding Loevner.

Response:

Comment accepted. The requested disclosure has been added.

U.S. Securities and Exchange Commission

January 12, 2016

17.	Comment:

On page 17 under “How to Sell Shares”: disclose that the Fund may redeem shares in kind. Also disclose that securities received in kind are subject to market risk until they are sold and may incur brokerage, tax and other fees.

Response:

Comment accepted. The requested disclosure has been added.

SAI

18.	Comment:

On page 3 under Fundamental Investment Restrictions: Where the SAI states that something can be done to the extent permitted under the 1940 Act, provide adjacent disclosure as to what actually is permitted under the 1940 Act, particularly as to making loans and borrowing. This can be disclosed in a separate paragraph at the bottom.

Response:

Registrant has added appropriate disclosure on restrictions on borrowing under the 1940 Act. On lending, there are many differing interpretations on what exactly Section 18 of the 1940 Act allows that in many cases depend on the type of investment, or on an arrangement between the Fund and a third party. Since Registrant does not plan to lend in any significant way, such disclosure would be unnecessary and may be confusing to investors.

19.	Comment:

On page 3 under Fundamental Investment Restrictions: Disclose that limitations on borrowing apply always, not just at the time of borrowing.

Response:

See the response to the previous comment.

20.	Comment:

On page 21 under Leadership Structure of the Board of Directors: Will the Board consider shareholder nominees for the board? Disclose whether it will and procedures to follow, as required by Form N-1A Item 17(b)(2)(iv).

Response:

The Board does not have a nominating or similar standing committee, and thus this requirement is inapplicable under Form N-1A.

21.	Comment:

On pages 32, 39 and following: Please remove the disclosure that does not apply to the International Value Fund.

Response:

Comment accepted. The surplus disclosure has been removed.

U.S. Securities and Exchange Commission

January 12, 2016

22.	Comment:

On page 35 under Harding Loevner: Please provide disclosure on Fund securities owned by Harding Loevner portfolio managers.

Response:

Comment accepted. The requested disclosure has been added.

*        *        *

The undersigned registrant hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

No fee is required in connection with this filing. Please call the undersigned at (703) 907-5953 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Kelly Whetstone, Esq.

Kelly Whetstone, Esq.

Secretary, Homestead Funds, Inc.

Attachment

cc:	Danielle C. Sieverling
Chief Compliance Officer